April 22, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Mail Stop 3561

Attn.:	H. Christopher Owings
Assistant Director

Re:	Big Lots, Inc.
Correspondence Submitted February 24, 2009 Regarding
Form 10-K for the Year Ended February 2, 2008
Filed April 1, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 15, 2008
Form 10-Q for the Period Ended November 1, 2008
Filed December 9, 2008
File No. 1-08897

Ladies and Gentlemen:

Set forth below are the responses of Big Lots, Inc. (“we,” “us,” “our” and “Big Lots”) to the comments regarding the above-referenced filings contained in the letter from H. Christopher Owings of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) dated April 9, 2009.  This letter is filed with the Commission via EDGAR as a correspondence file.

For your convenience, the comments of the Staff are reproduced in bold font below and are followed in each case by our response.  To the extent we reference disclosures that we expect to make in future filings, those anticipated disclosures are based on the information currently available to us and will be based on the then-current facts and circumstances applicable to us at the time of such future filings.

U.S. Securities and Exchange Commission
April 22, 2009

Definitive Proxy Statement on Schedule 14A

Related Party Transactions, page 8

1.
We note your response to comment 12 in our letter dated January 29, 2009.  In that response, you state that, considering all factors and information it deems relevant, your Nominating/Corporate Governance Committee will review and either approve, ratify, or disapprove of the related person transactions brought to its attention.  In future filings, please discuss the difference between the committee approving and ratifying a transaction.  Also, please discuss the steps you could and would take if the committee disapproves of a related person transaction.

Response:  Consistent with Item 404(b) of Regulation S-K, our Related Person Transaction Policy (“Policy”), addresses our policies and procedures for the review, approval and ratification of any transaction required to be reported under Item 404(a) of Regulation S-K.  Under our Policy, the Nominating/Corporate Governance Committee (“Committee”) shall, to the extent practicable, consider whether to approve a related person transaction in advance of its consummation (i.e., approval).  If advance approval is not practicable or if a related person transaction that has not been pre-approved is discovered, the Committee shall promptly consider whether to approve the related person transaction (i.e., ratification).  We do not intend to engage in related person transactions disapproved by the Committee.  Where advance approval is not practicable or we discover a related person transaction that has not been pre-approved and in each such case the Committee disapproves the transaction, the Committee will, taking into account all of the factors and information it deems relevant (including the rights available to us under the transaction), determine whether we should amend, rescind or terminate the transaction in light of what it believes to be the best interests of our shareholders and company.

We will include disclosure in our Definitive Proxy Statement on Schedule 14A to be filed in connection with our 2010 annual meeting of shareholders, as well as in future filings, updated as appropriate in each filing, that discusses (i) the difference between the Committee approving and ratifying a related person transaction and (ii) the steps we could take if the Committee disapproves of a related person transaction.

2.
We note your response to comment 14 in our letter dated January 29, 2009.  In that response and in your disclosure, you state that you paid Goldman Sachs & Co. $100 million in exchange for your common shares in one transaction.  Also, you state that you paid Goldman Sachs “three cents per share as a broker’s trading commission in connection with $575 million of other share repurchase transactions.”  Please tell us, and disclose in future filings as applicable, the other share repurchase transactions to which you refer and how many shares you repurchased for which you paid Goldman Sachs three cents per share.

U.S. Securities and Exchange Commission
April 22, 2009

Response:  In fiscal 2007, our Board of Directors approved two common share repurchase programs totaling $750 million.  These programs were publicly announced on March 9, 2007 and November 30, 2007.  Under these programs, we: (i) paid $100 million to Goldman Sachs & Co. in exchange for our common shares under a structured share repurchase transaction; (ii) made $575 million in open-market share repurchases for which we engaged Goldman Sachs & Co. to serve as broker; and (iii) made $75 million in open-market share repurchases for which we engaged unrelated parties to serve as brokers.  In connection with our repurchases of $575 million of our common shares for which we engaged Goldman Sachs & Co. to serve as broker, we acquired 24,106,336 of our common shares, for which we paid Goldman Sachs & Co. a broker’s trading commission of three cents per share (i.e., 24,106,336 x $0.03 = $723,190.08).  To the extent applicable in future filings, we will disclose share repurchase transactions for which we paid a related person a broker’s commission and the total amount we paid in commissions to such related person for brokerage services.

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On behalf of Big Lots, thank you for your consideration of our responses.  If you have any questions or would like to discuss any of the information covered in this letter, please contact me at (614) 278-6810.

Sincerely,

/s/Joe R. Cooper
Joe R. Cooper
Senior Vice President and
Chief Financial Officer